82-34640

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 AUG -3 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549

27 July 2004

04035945

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Treasury Stock	-	23 July 2004
Re Agreement	-	26 July 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Dlw 8/3

Enc.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Friends Provident is the business name of certain companies in the Friends Provident Marketing Group that we list overleaf

INVESTOR IN PEOP

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Re Agreement
Released	09:37 26-Jul-04
Number	2008B

RECEIVED
2004 AUG -3 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:2008B
Friends Provident PLC
26 July 2004

Friends Provident announces major distribution agreement with Bankhall

Friends Provident, the FTSE 100 insurer known for its leading edge technology, has signed a major new distribution deal with Bankhall Investment Associates Limited, the leading IFA support services company. The agreement will give members of Bankhall Mortgages access to Friends Provident's mortgage-related protection products through its eSelect Protection Plan.

Friends Provident's eSelect offering is a straight through online service to enable mortgage brokers to obtain speedy mortgage-related protection cover for their clients. It provides a complete online quotes and new business service, including automated underwriting.

Friends Provident will be one of a panel of four providers for mortgage-related protection business in respect of term assurance, critical illness and waiver of premium to the non-regulated arm of Bankhall, called Bankhall Mortgages.

Bankhall is one of the UK's largest independent financial advisory firms with over 20,000 registered individuals currently operating within Bankhall Mortgages. It recently acquired Premier Mortgage Services (formerly Prudential's mortgage club) with over 13,000 agents, completed the purchase of the Norwich Union Mortgage Club with 7,000 intermediaries and announced a strategic alliance with Paymentshield, the largest provider of mortgage payment protection insurance.

Ben Gunn, managing director of Friends Provident Life and Pensions, said:

> "Bankhall is a large and well-respected organisation that has done much to support and enhance the financial services industry. We are therefore delighted to announce this agreement and look forward to a successful partnership over the coming years.
>
> "Friends Provident's strategy continues to be to develop strategic partnerships with top IFAs and to provide them with an excellent service, quality products at the right price, all backed by first class technology which gives the adviser personal control.
>
> "There is little doubt that distribution agreements such as this deal with Bankhall, and our recently announced deals with Sesame and The Lighthouse Group, will become more commonplace as the new regulatory requirements come into force. Friends Provident is at the forefront of these new developments and we expect to see the benefits of these deals coming through in 2004."

- Ends -

For further information, please contact:

Di Skidmore Friends Provident plc 020 7760 3131

Nick Boakes Friends Provident plc 0207 760 3131
Jim Murdoch Friends Provident plc 01722 311 447
John Coles Bell Pottinger Financial 020 7861 3868

Issued on behalf of Friends Provident Life Assurance Limited.

Notes to Editors
About Friends Provident Protection Business

- Long-term experience

- Term assurance business written since the company's foundation in 1832 and income protection business since 1882

- A full range of end-to-end online electronic processing and services

- New business quotations
- New business applications submission
- New business tracking
- Automated online underwriting system for term assurance, critical illness and waiver of premium, capable of accepting on ordinary rates or with special terms, through its eSelect Protection proposition
- Extensive servicing capabilities for existing business
- Automated interface with back-office IFA and third party systems

- Award winning

- Winner of the 2004 Financial Adviser Life & Pension Awards for Income Protection
- Gold Awards at the 2004 Financial Adviser Life & Pensions Awards for:
  - # •Protection Provider of the Year
  - # •Life Assurance Provider of the Year
  - # •Term Assurance Provider of the Year
  - # •Critical Illness Provider of the Year

- Winner of the 2003 Health Insurance Award for Best Use of E-Business
- Winner of the Gold Standard for Life and Protection in the Incisive Media and Express Newspapers Awards in October 2003

- Strong new business growth

- New protection business in 2003 increased by 54% to £69 million (on industry APE basis)

Notes to Editors
About Friends Provident

- One of the UK's leading financial services groups
  - + •A FTSE 100 company with market capitalisation around £2.5 billion
  - + •Comprising two businesses (Friends Provident Life and Pensions Limited and ISIS Asset Management plc) both top ten players in their UK markets
- Financially strong
  - + •Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
  - + •Risk Capital Margin covered over five times (31 December 2003)
  - + •Free Asset Ratio 10.1% (31 December 2003)
- Fast-growing
  - + •Market share (UK life and pensions) increased more than 25% in 2003
  - + •On completion of the merger with F&C, our asset management business will become pan-European, managing around £120 billion
- Renowned ethical heritage
  - + •Founded by Quakers in 1832 to address social needs
  - + •Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)
- Leading-edge systems
  - + •Single-platform system capable of accommodating high volumes, cost effectively

+ •Automated interface with back-office IFA and third party systems

- •Emphasis on service
  + •Four Star service award - the highest of any listed life and pensions company (source: 2003 Financial Adviser LIA Service Awards)
  + •Member of the Raising Standards Quality Mark Scheme

More 'at a glance' information available at www.friendsprovident.com/fastfacts

This information is provided by RNS
The company news service from the London Stock Exchange

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©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	12:07 23-Jul-04
Number	PRNUK-2307

Treasury Shares

23 July 2004

Friends Provident plc announces that following the transfer of 19,008 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,436,411 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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©2004 London Stock Exchange plc. All rights reserved